UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 4


                        SYMONS INTERNATIONAL GROUP, INC.


STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP:

( ) Check this box if no longer subject to Section 16.

Form 4 or Form 5 obligations may continue. See Instructions 1 (b).


1.   Name and Address of Reporting  Person
     Goran Capital Inc.
     2 Eva Road, Suite 201
     Etobicoke, Ontario
     Canada  M9C 2A8
     Canada

2.   Issuer Name and Ticker or Trading Symbol
     Symons International Group, Inc.
     SIGC

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year
     12/00

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person (s) to Issuer (Check all applicable)
     ( ) Director  (X) 10% Owner  () Officer (give title below)
     ( ) Other (Specify Below)

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of   2.            4. Securities acquired (A) or  5. Amount of Securities 6. Direct    7. Nature of
  Security   3.               Disposed of (D)                Benefically Owned at    (D) or       Indirect Benefical
             Transactions                                    End of Month            Indirect     Ownership
                                                                                     (I)

           Date     Code  V     Amount   A/D      Price

Common     12/01/00  P          48,000    A        .312
                                                               7,580,300                D



Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative    2.   Conversion of Exercise    3.                  5.  Number of      6.  Date Exercisable
Security                   Price of Derivative Security   4.                  Derivative         and Expiration Date
                                                          Transaction         Securities         (Month/Day/Year)
                                                                              Acquired (A) or
                                                                              Disposed (D)


                                                          Date   Code     V   Amount     A/D     Date           Expiration
                                                                                                 Exercisable    Date



7.  Title and Amount        8. Price of Derivative Security   9.  Number of Derivative Securities
    of Underlying Securities                                      Beneficially Owned at End of Month

    Title and Number of Shares



___________________
Alan G. Symons
President and Chief Executive Officer
Goran Capital Inc.